Filed by AirTran Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

Special A-Line:

Your Questions Regarding Southwest’s Acquisition of AirTran Airways

To All AirTran Airways Crew Members,

I know you have had a lot of information to absorb in the last few days and probably still have a lot of questions about the acquisition of AirTran by Southwest Airlines that was announced on Monday. I want to thank you for your professionalism and continued focus on our customers. We know you have more questions about how this affects you, and we are working hard to try to get you answers to those questions. Look for a special video Q & A in the coming days on Inside AirTran to answer some of the most common questions we have received so far.

In the mean time, we want to make sure you are getting information on the details of this acquisition as they develop, so below are two of the most common questions we have received and answers to those questions.

Also included in this issue of Special A-Line is a Fleet Summary Report that ran in today’s Aviation Daily showing the two airlines fleet numbers. This will help you see the deal in number of aircraft and how they look together. I know this is something you have also been getting questions about.

Keep those questions coming and we will do our best to answer them as quickly as possible. Be sure to visit Inside AirTran at www.insideairtran.com regularly for updates. There is a link at the bottom of the acquisition page for you to send in your questions about the deal. We will do our best to answer them as quickly as possible.

I also encourage you to keep visiting the special Web site, www.lowfaresfarther.com, for the most up-to-date news on this acquisition.

Have a great day, and I appreciate all your hard work and dedication!

Warm regards,

Bob Fornaro

Chairman, President and Chief Executive Officer

New Q & A from Southwest Regarding Acquisition

September 30, 2010

Q: Will AirTran Crew Members need to interview for a job at Southwest Airlines?

A: As long as the AirTran Crew Member would be joining Southwest in their same role, no interview is necessary. However, we will need to work through the potential situations where the same roles are not available, with interviews for the many open positions we anticipate.

As we’ve said, after closing, Southwest plans to integrate AirTran into the Southwest brand by welcoming AirTran Crew Members into the Southwest Family. Given normal turnover, we project that the combined companies will need to hire approximately 2,000 Employees a year, just to stay even. Add to that the potential for additional growth, and we foresee that this deal will add more jobs and more Employees into our Southwest Family.

AirTran Crew Members joining Southwest in their same role (i.e. customer service agent to Customer Service Agent, reservation agent to Customer Service and Support Agent, etc.) will NOT have to re-interview for a position. Some of the opportunities for AirTran Crew Members may require a change in their current location or position.

If an AirTran Crew Member wishes to apply for a different job at Southwest (i.e. customer service agent to Flight Attendant, flight attendant to Customer Service and Support Agent, etc.) then they will have to interview, as would any Employee at Southwest who wishes to change positions. As always, we will follow our contract provisions applicable for the covered contract positions in effect.

We are making it a priority to welcome the AirTran Crew Members into the Southwest Family. To maintain a competitive advantage, more than anything, we must maintain our very strong Culture. Our Culture is key to our success, and it is the hallmark of our identity. Both companies have passionate and resilient people who care about their co-workers and who care about serving Customers. Both have won numerous awards for Customer Service.

Q: When the acquisition was announced, Southwest CEO Gary Kelly said there would be an “Integration Board” setting the pace for bringing the two airlines together. Who is on that Integration Board?

A: On the newly-formed Integration Board will be, from Southwest: Gary Kelly, Chairman, President, and CEO; Bob Jordan, EVP Strategy and Planning; and Mike Van de Ven, EVP & Chief Operating Officer. From AirTran: Bob Fornaro, Chairman, President and CEO; and Loral Blinde, Senior Vice President, Human Resources and Administration. We have an Integration Team already established being led by Southwest’s Senior Vice President Jeff Lamb.

Fleet Summary Report

AirTran and Southwest

Equipment	Southwest	AirTran	Total	Southwest	AirTran	Southwest	Total
Type	Active	Active	Active	On Order	On Order	On Option	Aircraft

B717-200	0	86	86	0	0	0	86

B737-300	172	0	172	0	0	0	172

B737-500	25	0	25	0	0	0	25

B737-700	348	52	400	107	37	51	595

Total	545	138	683	107	37	51	878

Source: apgDat Fleet, the Internet-based aviation market intelligence hub

This information is from Aviation Daily September 30, 2010

Important Information For Investors And Stockholders

This Communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. AirTran and Southwest also plan to file other documents with the SEC regarding the proposed transaction. AIRTRAN URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AirTran and Southwest, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “About AirTran” then under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5188. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415.

AirTran, Southwest and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 2, 2010. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect AirTran’s and Southwest’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, AirTran’s and Southwest’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by Shareholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of AirTran and Southwest and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive AirTran’s required stockholder approval or required regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the significant capital commitments of AirTran and Southwest, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.

This communication also contains forward-looking statements relating to Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on Southwest’s operations and AirTran’s Crew Members. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

AirTran and Southwest caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Neither AirTran nor Southwest undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.